Exhibit 1.1

CERTIFIED EXTRACT OF MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS OF THE COMPANY HELD ON FEBRUARY 5, 2026

ERAYAK Power Solution Group Inc.

(incorporated in the Cayman Islands with limited liability)

(the “Company”)

I, being a director of the Company, hereby certify that the following is a true extract of minutes of the extraordinary general meeting of shareholders of the Company held on 5 February 2026 (the “Meeting”).

“RESOLUTIONS:

By an ordinary resolution, to approve (a) one or more share consolidations of the Company’s issued and unissued class A ordinary shares and class B ordinary shares, at a ratio of not less than 1-for-10 and not more than 1-for-500, with the final ratio to be determined by the board of directors (the “Board”) in its sole discretion at any time after approval by the shareholders (altogether, the “Share Consolidations” and each, a “Share Consolidation”), and authorize the Board to implement such Share Consolidations at the exact consolidation ratio and effective time as the Board may determine in its absolute discretion at any time prior to the one-year anniversary of the Meeting; and (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidations, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidations, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued ordinary shares to be issued to shareholders of the Company to round up any fractions of ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidations, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidations, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidations.

By a special resolution, subject to approval by the shareholders of the proposal of the Share Consolidations, and entirely conditional upon the effectiveness of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the shareholders approve the adoption of an amended and restated memorandum and articles of association (the “New M&A”) in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to effectiveness of such Share Consolidation to solely reflect such Share Consolidation, so long as it is implemented at any time prior to the one-year anniversary of the Meeting (the “Adoption of New M&A upon Each Share Consolidation”).”

Certified by:

/s/ Lingyi Kong
Name: KONG Lingyi Director
ERAYAK Power Solution Group Inc.

Date: 5 February 2026

Filed: 20-Apr-2026 15:55 EST
www.verify.gov.ky File#: 352596	Auth Code: K70082363312